AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2016 and 2015

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

		September 30,	March 31,
		2016	2016
	Note	(unaudited)

ASSETS

Current assets
Cash	3	$821,970	$747,408
Amounts receivable and other assets	5	117,468	117,406
Marketable securities		16,748	26,404
		956,186	891,218
Non-current assets
Restricted cash	4	103,354	205,028

Total assets		$1,059,540	$1,096,246

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Amounts payable and accrued liabilities	7	$56,319	$22,357
Balance due to a related party	10 (b)	103,663	180,476
Director's loan	8	1,298,730	1,000,000
Advance contributions received	6	212,500	–
		1,671,212	1,202,833
Non-current liabilities
Director's loan	8	–	234,849

Total liabilities		1,671,212	1,437,682

Shareholders' deficiency
Share capital	9	58,967,910	58,967,910
Reserves		5,352,748	5,357,405
Accumulated deficit		(64,932,330)	(64,666,751)
		(611,672)	(341,436)

Total liabilities and shareholders' deficiency		$1,059,540	$1,096,246

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Three months ended		Six months ended
		September 30,		September 30,
		2016	2015	2016	2015
	Note		(note 2(b))		(note 2(b))

Expenses
Exploration and evaluation	10,11	$2,024,918	$1,695,433	$2,288,851	$1,975,792
Assays and analysis		81,232	11,662	88,852	13,362
Drilling		263,705	647,859	263,705	647,859
Equipment rental		20,914	9,247	22,923	9,247
Geological		519,708	162,941	595,500	232,103
Helicopter		568,658	617,426	568,658	617,426
Property costs and assessments		240,000	–	240,198	52,698
Site activities		235,531	114,643	341,772	118,118
Socioeconomic		82,920	57,626	144,332	209,829
Travel and accommodation		12,250	74,029	22,911	75,150

Administration	10,11	231,892	347,388	391,575	684,985
Legal, accounting and audit		18,568	2,962	21,518	6,220
Office and administration	11 (b)	194,274	326,510	335,450	623,940
Shareholder communication		13,269	9,481	13,944	29,738
Travel and accommodation		–	99	414	6,432
Trust and regulatory		5,781	8,336	20,249	18,655

Cost recoveries		(2,163,097)	(549,658)	(2,518,297)	(564,658)
Pursuant to IKE Option Agreement	6	(2,163,097)	–	(2,518,297)	–
Mineral exploration tax credit		–	(549,658)	–	(564,658)

		93,713	1,493,163	162,129	2,096,119
Other items
Finance income		(3,813)	(759)	(5,239)	(2,187)
Finance expenses - director's loans	8	67,920	519,230	123,538	532,827
Foreign exchange loss		(43)	2,182	(43)	2,206
Gain on disposition of marketable securities		(9,893)	(4,707)	(14,806)	(5,037)
Loss for the period		$147,884	$2,009,109	$265,579	$2,623,928

Basic and diluted loss per common share		$0.00	$0.01	$0.00	$0.02

Weighted average number of common shares outstanding		141,424,061	141,424,061	141,424,061	141,388,542

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Six months ended
	September 30,		September 30,
	2016	2015	2016	2015

Loss for the period	$147,884	$2,009,109	$265,579	$2,623,928

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	12,893	14,792	(10,149)	19,596
Reallocation of the fair value of marketable securities upon disposition	9,893	4,780	14,806	5,110
Total other comprehensive loss for the period	22,786	19,572	4,657	24,706

Comprehensive loss for the period	$170,670	$2,028,681	$270,236	$2,648,634

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Deficiency
(Unaudited - Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
				Share-
				based	Investment	Share
		Number		payments	revaluation	warrants
	Note	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

Common shares issued - property payment	6	100,000	12,500	–	–	–	–	12,500
Issuance of share purchase warrants	9 (c)	–	–	–	–	500,000	–	500,000
Total other comprehensive loss		–	–	–	(24,706)	–	–	(24,706)
Loss for the period		–	–	–	–	–	(2,623,928)	(2,623,928)
Balance at September 30, 2015		141,424,061	$58,967,910	$2,202,640	$30,134	$3,311,220	$(66,171,900)	$(1,659,996)

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)
Total other comprehensive income		–	–	–	(4,657)	–	–	(4,657)
Loss for the period		–	–	–	–	–	(265,579)	(265,579)
Balance at September 30, 2016		141,424,061	$58,967,910	$2,202,640	$16,745	$3,133,363	$(64,932,330)	$(611,672)

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Six months ended June 30,
	Note	2016	2015

Operating activities
Loss for the period		$(265,579)	$(2,623,928)
Adjustments for:
Finance income		(5,239)	(2,187)
Finance expenses - director's loans	8	123,538	532,827
Common shares issued, included in exploration expenses		–	12,500
Gain on disposition of marketable securities		(14,806)	(5,037)

Changes in working capital items
Amounts receivable and other assets		(61)	(633,731)
Restricted cash		101,674	(448)
Accounts payable and accrued liabilities		33,962	1,207,137
Balances due to related parties		(76,813)	115,483
Advance contributions received	7 (a)	212,500	3,000,000
Net cash provided by (used in) operating activities		109,176	1,602,616

Investing activities
Interest received		5,239	2,187
Proceeds from disposition of marketable securities		19,805	5,037
Net cash provided by investing activities		25,044	7,224

Financing activities
Proceed from director's loan	8	-	1,050,000
Repayment of loans payable to director	8	–	(550,000)
Interest paid on director's loans	8	(59,658)	(32,827)
Net cash provided by financing activities		(59,658)	467,173

Net increase (decrease) in cash		74,562	2,077,013
Cash, beginning of the period		747,408	489,150
Cash, end of the period		$821,970	$2,566,163
		–
Supplementary cash flow information:
Other non-cash investing and financing activities:

Issuance of the Company's equity instruments pursuant to mineral property agreements		$–	$12,500
Issuance of share purchase warrants pursuant to loan agreement		$–	$500,000

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia (“BC”), and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in BC. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has a history of losses with no operating revenue. As at September 30, 2016, the Company had a working capital deficit, and a shareholders’ deficiency. The working capital deficit was primarily due to directors loans classified as current liabilities. During the six month period ended September 30, 2016, the Company received project funding of $2.7 million in cash from Thompson Creek Metals Company Inc. (“Thompson Creek” now a wholly owned subsidiary of Centerra Gold Inc.) under the IKE Agreement (note 6).

The Company will need to seek additional financing to meet its exploration and development objectives. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (IFRIC). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2016. Results for the reporting period ended September 30, 2016 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements for issuance on November 15, 2016.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as marketable securities which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgements

The critical judgements and estimates applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited financial statements as at and for the year ended March 31, 2016.

(d)	Accounting standards, interpretations and amendments to existing standards

There were no new standards, interpretations, or amendment adopted by the Company during the period covered by these Financial Statements that may have a significant impact on these Financial Statements.

New standards and amendments to existing standards issued but not yet effective are listed below:

Effective for annual periods commencing on or after January 1, 2018

•	IFRS 9, Financial Instruments
•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods commencing on or after January 1, 2019

•	IFRS 16, Leases and revised IAS 17, Leases

The Company anticipates that the adoption of the above standards will not have a significant impact on its financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2016	2016
Current
Sales tax refundable	$96,180	$15,991
Other amounts receivable	21,288	101,415
Total current	$117,468	$117,406

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the six months ended September 30, 2016, the Company’s mineral exploration and evaluation activities were primarily focused on its IKE Project, which comprises the IKE and also the Granite, Juno and Galore District Properties (collectively the “IKE Project”). At September 30, 2016, subject to certain third party royalty interests that are capped and can be acquired by the Company for fixed amounts, the Company had a 100% interest in the IKE (which was acquired under an option agreement (see below)), Granite and Juno Properties, and had the right to acquire a 70% interest in the Galore Property. By way of a new agreement negotiated during the reporting period, the Company can now acquire a 100% interest in the Galore Property.

In September 2015 the Company announced that it had entered into an agreement (the "IKE Agreement") with Thompson Creek pursuant to which Thompson Creek may acquire, through a staged investment process within five years, a 30% ownership interest (“Stage 1 Option”) in the mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the IKE Agreement, Thompson Creek also has an option to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the IKE Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding, via the Company in its capacity as project operator, $15 million of expenditures before December 31, 2019 (of which approximately $5.7 million has been received to September 30, 2016).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

During the six month period ended September 30, 2016, the Company received approximately $2.7 million from Thompson Creek, of which approximately $2.5 million has been recognized during the reporting period, as a cost recovery, representing expenditures incurred during the period under the IKE Agreement, plus a management fee thereon at a fixed percentage of the expenditures.

For each $5 million of project expenditures funded (of which the first $5 million of funding was completed during the reporting period), Thompson Creek will incrementally earn a 10% ownership interest. Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 Option earn-in period.

During the year ended March 31, 2015, the Company incurred sufficient mineral exploration and evaluation expenses to satisfy the minimum total expenditure requirement under a mineral property option agreement for the IKE property signed between the Company and Oxford Resources Inc. (“Oxford”) in December 2013, when Oxford’s interest in the IKE property was represented by an underlying option agreement between Oxford and two private third parties. In July 2014, Oxford assigned its rights in the underlying option agreement to Amarc for a cash consideration of $40,000. In June 2015, the Company satisfied all other earn-in conditions of the underlying options agreement, including issuance of common shares to the underlying optioners.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September
	30,	March 31,
	2016	2016
Accounts payable	$56,319	$20,497
Accrued liabilities	–	1,860
Total	$56,319	$22,357

8.	DIRECTOR’S LOANS

Summary
Balance, March 31, 2014	$–
Loan advanced(i)	1,000,000
Balance, March 31, 2015	1,000,000
Net amount advanced during the year(ii)	500,000
Deferred financing cost(ii)	(322,143)
Amortisation of deferred financing cost during the year	56,992
Balance, March 31, 2016	$1,234,849
Amortization of deferred financing cost during the period	63,881
Balance, September 30, 2016	$1,298,730

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	September
Unsecured loans payable to a director	30,	March 31,
	2016	2016
Director’s loan advanced in November 2014(i)	$1,000,000	$1,000,000
Director’s loan advanced in September 2015(ii)	298,730	234,849
Total	$1,298,730	$1,234,849

Current portion	$1,298,730	$1,000,000
Non-current portion	–	234,849
Total	$1,298,730	$1,234,849

(i)

This loan, when originally advanced in November 2014, was subject to interest at a rate of prime plus 2% per annum and had a due date of November 2015. Prior to the reporting date, the term of this this loan was extended twice, first to May 26, 2016 at a 7% per annum fixed interest rate and then to November 26, 2016 at a 9% per annum fixed interest rate for the additional terms. Pursuant to this loan, during the year ended March 31, 2015, the Company issued 2,500,000 of its common shares to the lender with the fair value of $187,500, determined with reference to the quoted market price of the shares on the date of issuance.

(ii)

This loan bears interest at 7% per annum and matures in September 2017. Pursuant to this loan, during the year ended March 31, 2016, the Company issued 5,555,555 share purchase warrants to the lender with the fair value of $322,143, determined using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; expected life of 2 year; share price of Cdn$0.09 and dividend yield of nil.

	Three months ended		Six months ended
Finance costs	September 30,		September 30,
	2016	2015	2016	2015
Interest on director’s loans	$31,507	$19,230	$59,658	$32,827
Amortization of deferred finance expenses	36,413	–	63,880	500,000
Total	$67,920	$19,230	$123,538	$532,827

9.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

Share purchase options (exercise price – $0.32)	Six months ended September 30,
	2016	2015
Outstanding – beginning of period	3,051,300	3,051,300
Issued	–	–
Forfeited	–	–
Expired	(3,051,300)	–
Outstanding – end of period	–	3,051,300
Exercisable – end of period	–	3,051,300

(c)	Share Purchase Warrants

At September 30, 2016 and March 31, 2016, there were 5,555,555 share purchase warrants of the Company outstanding; these warrants were issued as a loan bonus (note 8) and are exercisable into common shares at a price of $0.09 per share on or before September 24, 2017. The loan agreement provides that if the loan is reduced or repaid in full during the first year of its term, a pro-rata number of the total number of these warrants will have their term reduced to the later of one year from the date of issuance thereof and 30 days from the date of the reduction or repayment in full.

10.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Transactions with key management personnel were as follows:

	Three months ended		Six months ended
	September 30,		September 30,
	2016	2015	2016	2015
Directors fees paid directly by the Company	$–	$13,800	$–	$27,800
Directors fees paid to HDSI (note 10(b))	–	62,000	–	125,000
Total	$–	$76,200	$–	$152,600

Note 8 includes the details of a director’s loans.

(b)	Balances and transactions with Hunter Dickinson Inc.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

The Company has 3 directors in common with HDSI, namely: Scott Cousens, Robert Dickinson, and Ronald Thiessen. Also, the Company’s President, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third party costs on behalf of the Company; such third party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

	September 30,	March 31,
	2016	2016
Balance due to HDSI	$103,663	$180,476

The following is a summary of transactions with related entities that occurred during the reporting period:

	Three months ended		Six months ended
Transactions with HDSI	September 30,		September 30,
	2016	2015	2016	2015

Services received from HDSI and as requested by the Company	$330,000	$404,000	$563,000	$752,000
Directors fees paid to HDSI (note 10(a))	–	62,000	–	125,000
Information technology – infrastructure and support services	15,000	30,000	30,000	66,000
Reimbursement, at cost, of third party expenses incurred by HDSI on behalf of the Company	$18,000	$17,000	$24,000	$29,000

11.	EMPLOYEE BENEFITS EXPENSES

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three and six months ended September 30, 2016 and 2015
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended		Six months ended
	September 30,		September 30,
	2016	2015	2016	2015
Exploration and evaluation expenses	$304,000	$222,000	$438,000	$396,000
General and administration expenses	99,000	267,000	223,000	498,000
Total	$403,000	$489,000	$662,000	$894,000

(b)	Office and administration expenses

Office and administration expenses include the following:

	Three months ended		Six months ended
	September 30,		September 30,
	2016	2015	2016	2015
Salaries and benefits	$99,000	$267,000	$223,000	$496,000
Data processing and retention	15,000	30,000	30,000	66,000
Insurance Other office expenses	80,000	30,000	82,000	62,000
Total	$194,000	$327,000	$335,000	$624,000